[Willkie Farr & Gallagher LLP Letterhead]

April 30, 2007

VIA EDGAR

April Sifford

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Re:

Eagle Family Foods, Inc.

Form 10-K for Fiscal Year Ended July 1, 2006

Filed September 29, 2006

Forms 10-Q for Fiscal Quarters Ended September 30, 2006 and

December 30, 2006

Filed November 14, 2006 and February 14, 2007

File No. 333-50305

Dear Ms. Sifford:

This letter confirms my conversation with Gary Newberry of the Staff on April 20, 2007 regarding the above-referenced filings of Eagle Family Foods, Inc. (the “Company”). As indicated in that conversation, the Company hereby confirms that there were less than 300 record holders of its 8  3/4 % Senior Subordinated Notes due 2008 (the “Notes”) at the beginning of the Company’s most recent fiscal year, and that there continue to be less than 300 record holders of the Notes. Additionally, the Company hereby confirms that it will file a Form 15.

Please call me at (212) 728-8981 with any questions.

Sincerely,

/s/ Morgan D. Elwyn
Morgan D. Elwyn Willkie Farr & Gallagher LLP

cc: Craig Steinke, Eagle Family Foods, Inc.